April 24, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Fourth Amendment to Registration Statement on Form S-1

File No. 333-147988

Filed:  April 24, 2008

Dear Ms. Long:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 10, 2008.  On behalf of the Company, on April 24, 2008, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form S-1.

Dividend, page 18

1.

We revised our disclosure to provide detailed information regarding the dividend.  To provide clarification we have detailed the transaction in its entirety in our document.

Management’s Discussion and Analysis, page 24

Results of Operations, page 25

2.

Our disclosure was amended according to your comment.

3.

The table was changed to accurately reflect the correct expense amount.

Results of Operations, page 27

4.

Our disclosure was revised to provide continuity regarding our receivables.

5.

We amended our disclosure according to your comment.

Pamela A. Long, SEC

Re:  Green Dragon Wood Products, Inc.

4/24/2008

Certain Relationships and Related Transactions, page 30

6.

This disclosure has been amended to conform to your comment.  We have provided a detailed description of the “advances” and the related company transactions.

7.

Our disclosure was amended to provide detailed disclosure regarding the dividend.

Statement of Changes in Stockholder’s Equity, page F-7

8.

Our disclosure was updated.

Statement of Cash Flows, page F-7

9.

Our disclosure was amended to conform to your comment.

10.

Our disclosure was amended to conform to your comment.

11.

Our disclosure was amended to conform to your comment.

Note 2(q) – Recent Accounting Pronouncements, page F-11

12.

The Notes were revised according to your comment.

Note 13 – Subsequent Events, page F-34

13.

We are confused by this comment.  Note 13 clearly states that “12,500 shares were issued to twenty-five (25) purchasers of the stock at the purchase price of $1.00 per share by the British Virgin Islands Corporation Fit Sum Group Limited.”  The discussion regarding the exemption is also already appropriately addressed under Selling Security Holders:

Our selling security holders acquired their shares by purchasing shares in a British Virgin Islands (“BVI”) corporation called Fit Sum Group Limited.  This company is not subject to the securities laws of the United States and therefore the purchase of these shares was exempt from any registration requirements or necessary exemptions under federal securities laws.  Fit Sum Group Limited is located in the British Virgin Islands and as such the sale of securities qualifies as an “offshore offering” under Regulation S of the Securities Act of 1933, as amended.  There were no directed selling efforts in the United States regarding the sale of the securities.

And, in Part II under Recent Sales Of Unregistered Securities we provide the following:

Between August 17, 2007 and August 27, 2007 Fit Sum (a BVI Corporation) sold 12,500 shares of common stock at $4.00 USD per share. The sales to the individuals were for shares issued from the authorized capital stock for paid-in-capital. Each stock subscription agreement executed by the purchaser was formally accepted by the Company (Fit Sum), and shares were issued effective upon the acceptance by the Company.

The Company is relying on Regulation S as an exemption from the registration requirements of Section 4 and 5 as the shares purchased were from a BVI corporation and not a domestic corporation.  There were no direct selling efforts in the United States and all transactions were “offshore sales.”

Accordingly, no changes have been made.

Pamela A. Long, SEC

Re:  Green Dragon Wood Products, Inc.

4/24/2008

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. S-1/A-4

2.

5.4 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

23.4 Consent of Experts and Counsel: Independent Auditor's Consent by Madsen & Associates, C.P.A., Inc.